                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1998
                         -------------------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from           to
                                             ---------    --------

                          Commission File Number 1-5406
                                                 ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Houghton Mifflin 401(k) Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Houghton Mifflin Company
                    222 Berkeley Street
                    Boston, Massachusetts 02116-3764

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Houghton Mifflin 401(k) Savings Plan


Date:  JUNE 29, 1999                              /S/ GARY L. SMITH
       -------------                    -------------------------------------
                                                    Gary L. Smith
                                        Senior Vice President, Administration

                                HOUGHTON MIFFLIN

                               401(K) SAVINGS PLAN



             Audited Financial Statements and Supplemental Schedules


                       Three Years ended December 31, 1998

                      Houghton Mifflin 401(k) Savings Plan
                                Table of Contents



                                                                   Page No.

Report of Independent Auditors                                        3

Audited Financial Statements:

  Statement of Net Assets Available for Benefits with Fund
  Information as of December 31, 1998                                 4

  Statement of Net Assets Available for Benefits with Fund
  Information as of December 31, 1997                                 5

  Statement of Changes in Net Assets Available for Benefits
  with Fund Information for the year ended December 31, 1998          6

  Statement of Changes in Net Assets Available for Benefits
  with Fund Information for the year ended December 31, 1997          7

  Statement of Changes in Net Assets Available for Benefits
  with Fund Information for the year ended December 31, 1996          8

Notes to Financial Statements                                    9 - 20

Supplemental Schedules:

  Item 27a  -  Schedule of Assets Held for Investment
               Purposes                                         22 - 23

  Item 27d  -  Schedule of Reportable Transactions (a)               24

                         REPORT OF INDEPENDENT AUDITORS




The Retirement Committee and Participants
Houghton Mifflin 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Houghton Mifflin 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Boston, Massachusetts
June 4, 1999

                      HOUGHTON MIFFLIN 401(K) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1998

                            (In thousands of dollars)


                           ----------------------------------------------------------------------------------------
                                                                    Fund Information
                           ----------------------------------------------------------------------------------------
                           --------     --------     ---------    --------     --------     ----------   ----------
                           Managed      Houghton                                                         Investment
                           Income       Stock        Parnassus    Puritan      Magellan                  Grade
                           Fund         Fund         Fund         Fund         Fund         Contrafund   Bond Fund
                           --------     --------     ---------    --------     --------     ----------   ----------



ASSETS

Investments (Note 3)       $ 20,371     $ 70,305     $  1,922     $ 25,632     $ 15,189     $ 19,328     $  2,566

Contributions and
 other receivables               2            9           --            1            2            1           --
                           --------     --------     --------     --------     --------     --------     --------

Total assets                 20,373       70,314        1,922       25,633       15,191       19,329        2,566


LIABILITIES

Withdrawals and
 distributions
  payable                       116          336           --           30           35           48           --
                           --------     --------     --------     --------     --------     --------     --------

Net assets available
 for benefits              $ 20,257     $ 69,978     $  1,922     $ 25,603     $ 15,156     $ 19,281     $  2,566
                           ========     ========     ========     ========     ========     ========     ========



                           ------------------------------------------------------------
                                             Fund Information
                           ------------------------------------------------------------

                           ---------    ----------   ----------   -----------  --------     --------
                                        The Putnam
                           Templeton    Fund for     Putnam New   Spartan
                           Foreign      Growth and   Opportuni-   U.S. Equity               Total
                           Fund I       Income       ties Fund    Index Fund   Loans        Plan
                           ---------    ----------   ----------   -----------  --------     --------



ASSETS

Investments (Note 3)       $    980     $  1,811     $  2,880     $  2,927     $  1,725     $165,636

Contributions and
 other receivables               --           --           --            1            1           17
                           --------     --------     --------     --------     --------     --------

Total assets                    980        1,811        2,880        2,928        1,726      165,653


LIABILITIES

Withdrawals and
 distributions
  payable                        --           --           --           --           --          565
                           --------     --------     --------     --------     --------     --------

Net assets available
 for benefits              $    980     $  1,811     $  2,880     $  2,928     $  1,726     $165,088
                           ========     ========     ========     ========     ========     ========




                 See accompanying notes to financial statements

                      HOUGHTON MIFFLIN 401(K) SAVINGS PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               December 31, 1997

                           (In thousands of dollars)


                           ---------------------------------------------------------------------------------------------------
                                                                    Fund Information
                           ---------------------------------------------------------------------------------------------------
                           --------     --------     ---------    --------     --------     ----------   ----------   --------
                           Managed      Houghton                                                         Investment   Asset
                           Income       Stock        Parnassus    Puritan      Magellan                  Grade        Manager
                           Fund         Fund         Fund         Fund         Fund         Contrafund   Bond Fund    Fund
                           --------     --------     ---------    --------     --------     ----------   ----------   --------



ASSETS

Investments (Note 3)       $ 19,104     $ 51,947     $  2,287     $ 19,861     $ 10,908     $ 14,936     $  1,583     $  2,329

Contributions and
 other receivables                1           20           --            1            1            1           --           --
                           --------     --------     --------     --------     --------     --------     --------     --------

Total assets                 19,105       51,967        2,287       19,862       10,909       14,937        1,583        2,329


LIABILITIES

Withdrawals and
 distributions
  payable                         3            2           --           --            4           --           --           --
                           --------     --------     --------     --------     --------     --------     --------     --------

Net assets available
  for benefits             $ 19,102     $ 51,965     $  2,287     $ 19,862     $ 10,905     $ 14,937     $  1,583     $  2,329
                           ========     ========     ========     ========     ========     ========     ========     ========



                           --------------------------------------------------------------------------------------
                                                                    Fund Information
                           --------------------------------------------------------------------------------------

                           -----------  -----------  ---------    ----------   ----------   -----------  --------     --------
                                                                  The Putnam
                           Asset        Asset        Templeton    Fund for     Putnam New   Spartan
                           Manager:     Manager:     Foreign      Growth and   Opportuni-   U.S. Equity               Total
                           Growth Fund  Income Fund  Fund I       Income       ties Fund    Index Fund   Loans        Plan
                           -----------  -----------  ---------    ----------   ----------   -----------  --------     --------



ASSETS

Investments (Note 3)       $  3,744     $    727     $    610     $    407     $    650     $    574     $  1,460     $131,127

Contributions and
 other receivables               --           --           --           --           --           --            5           29
                           --------     --------     --------     --------     --------     --------     --------     --------

Total assets                  3,744          727          610          407          650          574        1,465      131,156


LIABILITIES

Withdrawals and
 distributions
  payable                        --           --           --           --           --           --           --            9
                           --------     --------     --------     --------     --------     --------     --------     --------

Net assets available
 for benefits              $  3,744     $    727     $    610     $    407     $    650     $    574     $  1,465     $131,147
                           ========     ========     ========     ========     ========     ========     ========     ========




                 See accompanying notes to financial statements

                      HOUGHTON MIFFLIN 401(K) SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          Year Ended December 31, 1998

                           (In thousands of dollars)


                           ---------------------------------------------------------------------------------------------------
                                                                    Fund Information
                           ---------------------------------------------------------------------------------------------------
                           --------     --------     ---------    --------     --------     ----------   ----------   --------
                           Managed      Houghton                                                         Investment   Asset
                           Income       Stock        Parnassus    Puritan      Magellan                  Grade        Manager
                           Fund         Fund         Fund         Fund         Fund         Contrafund   Bond Fund    Fund
                           --------     --------     ---------    --------     --------     ----------   ----------   --------

Additions to net assets
 attributed to:

 Investment income:
  Interest income          $  1,149     $     62     $      2     $     11     $     11     $     13     $      2     $      2
  Dividend income                --          717           --        2,339          688        1,426          127           42
  Net appreciation
   (depreciation)
   in fair value of
   investments (Note 3)         (14)      13,869          (10)       1,276        3,027        3,144           24           19
                           --------     --------     --------     --------     --------     --------     --------     --------
                              1,135       14,648           (8)       3,626        3,726        4,583          153           63

 Contributions:
  Rollovers                     261          281          103          272          485          298           78           --
  Participants                  678        2,719          231        1,155        1,038        1,322          130          137
  Loans                         (21)         239          (23)        (138)        (164)        (103)         (18)          (1)
  Employer                       --        3,545           --           --           --           --           --           --
                           --------     --------     --------     --------     --------     --------     --------     --------
                                918        6,784          311        1,289        1,359        1,517          190          136

                           --------     --------     --------     --------     --------     --------     --------     --------
    Total Additions           2,053       21,432          303        4,915        5,085        6,100          343          199



Deductions from net assets attributed to:

 Withdrawals and
  distributions (Note 1)     (1,795)      (3,030)         (74)      (1,690)      (1,105)      (1,205)        (143)         (36)
 Administrative
  expenses                      (24)         (10)          --          (16)          (8)          (5)          (4)          (2)
                           --------     --------     --------     --------     --------     --------     --------     --------

    Total Deductions         (1,819)      (3,040)         (74)      (1,706)      (1,113)      (1,210)        (147)         (38)

Net increase prior
 to interfund transfers    --------     --------     --------     --------     --------     --------     --------     --------
                                234       18,392          229        3,209        3,972        4,890          196          161

 Fund transfers                 921         (379)        (594)       2,532          279         (546)         787       (2,490)

                           --------     --------     --------     --------     --------     --------     --------     --------
Net increase (decrease)       1,155       18,013         (365)       5,741        4,251        4,344          983       (2,329)

Net assets available for
benefits:
 Beginning of year           19,102       51,965        2,287       19,862       10,905       14,937        1,583        2,329

                           --------     --------     --------     --------     --------     --------     --------     --------
 End of year               $ 20,257     $ 69,978     $  1,922     $ 25,603     $ 15,156     $ 19,281     $  2,566     $     --
                           ========     ========     ========     ========     ========     ========     ========     ========



                           --------------------------------------------------------------------------------------
                                                                    Fund Information
                           --------------------------------------------------------------------------------------

                           -----------  -----------  ---------    ----------   ----------   -----------  --------     --------
                                                                  The Putnam
                           Asset        Asset        Templeton    Fund for     Putnam New   Spartan
                           Manager:     Manager:     Foreign      Growth and   Opportuni-   U.S. Equity               Total
                           Growth Fund  Income Fund  Fund I       Income       ties Fund    Index Fund   Loans        Plan
                           -----------  -----------  ---------    ----------   ----------   -----------  --------     --------



Additions to net assets
 attributed to:

 Investment income:
  Interest income          $      3     $      1     $      2     $      1     $      2     $      2     $     --     $  1,263
  Dividend income                --           21           98          145           87           36           --        5,726
  Net appreciation
   (depreciation)
   in fair value of
   investments (Note 3)         105           15         (160)          20          342          420           --       22,077
                           --------     --------     --------     --------     --------     --------     --------     --------
                                108           37          (60)         166          431          458           --       29,066

 Contributions:
  Rollovers                      --           --           58          268          249          235           --        2,588
  Participants                  202           36          106          142          233          256           --        8,385
  Loans                          (4)          --            2           (4)         (23)          (3)         261           --
  Employer                       --           --           --           --           --           --           --        3,545
                           --------     --------     --------     --------     --------     --------     --------     --------
                                198           36          166          406          459          488          261       14,518

                           --------     --------     --------     --------     --------     --------     --------     --------
    Total Additions             306           73          106          572          890          946          261       43,584



Deductions from net assets attributed to:

 Withdrawals and
  distributions (Note 1)       (161)         (56)         (26)          (8)         (72)        (170)          --       (9,571)
 Administrative
  expenses                       (2)          (1)          --           --           --           --           --          (72)
                           --------     --------     --------     --------     --------     --------     --------     --------

    Total Deductions           (163)         (57)         (26)          (8)         (72)        (170)          --       (9,643)
                           --------     --------     --------     --------     --------     --------     --------     --------
Net increase prior
 to interfund transfers         143           16           80          564          818          776          261       33,941

 Fund transfers              (3,887)        (743)         290          840        1,412        1,578           --           --

                           --------     --------     --------     --------     --------     --------     --------     --------
Net increase (decrease)      (3,744)        (727)         370        1,404        2,230        2,354          261       33,941

Net assets available for
benefits:
 Beginning of year            3,744          727          610          407          650          574        1,465      131,147
                           --------     --------     --------     --------     --------     --------     --------     --------
 End of year               $     --     $     --     $    980     $  1,811     $  2,880     $  2,928     $  1,726     $165,088
                           ========     ========     ========     ========     ========     ========     ========     ========




                 See accompanying notes to financial statements

                      HOUGHTON MIFFLIN 401(K) SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          Year Ended December 31, 1997

                           (In thousands of dollars)


                           ---------------------------------------------------------------------------------------------------
                                                                    Fund Information
                           ---------------------------------------------------------------------------------------------------
                           --------     --------     ---------    --------     --------     ----------   ----------   --------
                           Managed      Houghton                                                         Investment   Asset
                           Income       Stock        Parnassus    Puritan      Magellan                  Grade        Manager
                           Fund         Fund         Fund         Fund         Fund         Contrafund   Bond Fund    Fund
                           --------     --------     ---------    --------     --------     ----------   ----------   --------

Additions to net assets
 attributed to:

 Investment income:
  Interest income          $  1,155     $     39     $      1     $     11     $     10     $     16     $      2     $      2
  Dividend income                --          636          444        1,574          698        1,418           90          214
  Net appreciation
   (depreciation)
   in fair value of
   investments (Note 3)         (19)      13,390          (79)       1,983        1,520        1,271           33          285
                           --------     --------     --------     --------     --------     --------     --------     --------
                              1,136       14,065          366        3,568        2,228        2,705          125          501

 Contributions:
  Rollovers                     233          164          180          269          258          167           25           51
  Participants                  704        2,397          187        1,058          878        1,355          109          261
  Loans                         (11)         121          (23)         (62)         (14)         (28)         (21)         (41)
  Employer                       --        3,166           --           --           --           --           --           --
                           --------     --------     --------     --------     --------     --------     --------     --------
                                926        5,848          344        1,265        1,122        1,494          113          271

                           --------     --------     --------     --------     --------     --------     --------     --------
    Total Additions           2,062       19,913          710        4,833        3,350        4,199          238          772



Deductions from net assets attributed to:

 Withdrawals and
  distributions (Note 1)     (2,259)      (1,927)        (108)      (1,222)        (810)        (840)         (90)        (137)
 Administrative
  expenses                      (28)          (8)          --          (15)          (7)          (4)          (2)          (4)
                           --------     --------     --------     --------     --------     --------     --------     --------

    Total Deductions         (2,287)      (1,935)        (108)      (1,237)        (817)        (844)         (92)        (141)
                           --------     --------     --------     --------     --------     --------     --------     --------
Net increase (decrease)
 prior  to interfund
 transfers                     (225)      17,978          602        3,596        2,533        3,355          146         631

 Fund transfers                (572)      (1,526)         386          372          (59)         724           51         (565)

                           --------     --------     --------     --------     --------     --------     --------     --------
Net increase (decrease)        (797)      16,452          988        3,968        2,474        4,079          197           66

Net assets available for
benefits:
 Beginning of year           19,899       35,513        1,299       15,894        8,431       10,858        1,386        2,263

                           --------     --------     --------     --------     --------     --------     --------     --------
 End of year               $ 19,102     $ 51,965     $  2,287     $ 19,862     $ 10,905     $ 14,937     $  1,583     $  2,329
                           ========     ========     ========     ========     ========     ========     ========     ========



                           --------------------------------------------------------------------------------------
                                                                    Fund Information
                           --------------------------------------------------------------------------------------

                           -----------  -----------  ---------    ----------   ----------   -----------  --------     --------
                                                                  The Putnam
                           Asset        Asset        Templeton    Fund for     Putnam New   Spartan
                           Manager:     Manager:     Foreign      Growth and   Opportuni-   U.S. Equity               Total
                           Growth Fund  Income Fund  Fund I       Income       ties Fund    Index Fund   Loans        Plan
                           -----------  -----------  ---------    ----------   ----------   -----------  --------     --------



Additions to net assets
 attributed to:

 Investment income:
  Interest income          $      6     $      1     $     --     $     --     $     --     $     --     $     --     $  1,243
  Dividend income               402           61           42           35           12            5           --        5,631
  Net appreciation
   (depreciation)
   in fair value of
   investments (Note 3)         531           50          (79)         (48)         (22)         (10)          --       18,806
                           --------     --------     --------     --------     --------     --------     --------     --------
                                939          112          (37)         (13)         (10)          (5)          --       25,680

 Contributions:
  Rollovers                     131           18           31           30           14            6           --        1,577
  Participants                  410           71           10            9           12           10           --        7,471
  Loans                         (18)          (4)           2           (2)           1            7           93           --
  Employer                       --           --           --           --           --           --           --        3,166
                           --------     --------     --------     --------     --------     --------     --------     --------
                                523           85           43           37           27           23           93       12,214

                           --------     --------     --------     --------     --------     --------     --------     --------
    Total Additions           1,462          197            6           24           17           18           93       37,894



Deductions from net assets attributed to:

 Withdrawals and
  distributions (Note 1)       (210)         (97)          --           --           --          (67)          --       (7,767)
 Administrative
  expenses                       (3)          (2)          --           --           --           --           --          (73)
                           --------     --------     --------     --------     --------     --------     --------     --------

    Total Deductions           (213)         (99)          --           --           --          (67)          --       (7,840)
                           --------     --------     --------     --------     --------     --------     --------     --------
Net increase (decrease)
 prior to interfund
 transfers                    1,249           98            6           24           17          (49)          93       30,054

 Fund transfers                (734)        (320)         604          383          633          623           --           --

                           --------     --------     --------     --------     --------     --------     --------     --------
Net increase (decrease)         515         (222)         610          407          650          574           93       30,054

Net assets available for
benefits:
 Beginning of year            3,229          949           --           --           --           --        1,372      101,093

                           --------     --------     --------     --------     --------     --------     --------     --------
 End of year               $  3,744     $    727     $    610     $    407     $    650     $    574     $  1,465     $131,147
                           ========     ========     ========     ========     ========     ========     ========     ========




                 See accompanying notes to financial statements

                      HOUGHTON MIFFLIN 401(K) SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          Year Ended December 31, 1996

                            (In thousands of dollars)


                           ---------------------------------------------------------------------------------------------------
                                                                    Fund Information
                           ---------------------------------------------------------------------------------------------------
                           --------     --------     ---------    --------     --------     ----------   ----------   --------
                           Managed      Houghton                                                         Investment   Asset
                           Income       Stock        Parnassus    Puritan      Magellan                  Grade        Manager
                           Fund         Fund         Fund         Fund         Fund         Contrafund   Bond Fund    Fund
                           --------     --------     ---------    --------     --------     ----------   ----------   --------



Additions to net assets
 attributed to:

 Investment income:
  Interest income          $  1,206     $     51     $      1     $     10     $     12     $      8     $      1     $      1
  Dividend income                --          598           40        1,783        1,261          769           79          175
  Net appreciation
   (depreciation)
   in fair value of
   investments (Note 3)          --        8,508           88          298         (353)         928          (36)          66
                           --------     --------     --------     --------     --------     --------     --------     --------
                              1,206        9,157          129        2,091          920        1,705           44          242
 Contributions:
  Rollovers                     263          228           73          371          624          533          208           54
  Participants                  978        1,500          235        1,149        1,106        1,097          148          254
  Loans                         (32)         (84)         (17)         (85)         (67)        (127)         (11)          (5)
  Employer                       --        2,152           --           --           --           --           --           --
                           --------     --------     --------     --------     --------     --------     --------     --------
                              1,209        3,796          291        1,435        1,663        1,503          345          303

                           --------     --------     --------     --------     --------     --------     --------     --------
   Total Additions            2,415       12,953          420        3,526        2,583        3,208          389          545

Deductions from net assets attributed to:

 Withdrawals and
  distributions (Note 1)     (1,919)      (1,671)         (74)        (666)        (375)        (544)         (54)         (98)
 Administrative
  expenses                      (20)          (4)          --           (8)          (4)          (2)          (2)          (2)
                           --------     --------     --------     --------     --------     --------     --------     --------

   Total Deductions          (1,939)      (1,675)         (74)        (674)        (379)        (546)         (56)        (100)

Net increase (decrease)
 prior to interfund        --------     --------     --------     --------     --------     --------     --------     --------
 transfers                      476       11,278          346        2,852        2,204        2,662          333          445

 Fund transfers                (150)      (1,518)        (509)         139         (610)       2,176           98          102

                           --------     --------     --------     --------     --------     --------     --------     --------
Net increase (decrease)         326        9,760         (163)       2,991        1,594        4,838          431          547

Net assets available for
benefits:
 Beginning of year           19,573       25,753        1,462       12,903        6,837        6,020          955        1,716

                           --------     --------     --------     --------     --------     --------     --------     --------
 End of year               $ 19,899     $ 35,513     $  1,299     $ 15,894     $  8,431     $ 10,858     $  1,386     $  2,263
                           ========     ========     ========     ========     ========     ========     ========     ========



                           ----------------------------------
                                    Fund Information
                           ----------------------------------

                           -----------  -----------  --------     --------
                           Asset        Asset
                           Manager:     Manager:                  Total
                           Growth Fund  Income Fund  Loans        Plan
                           -----------  -----------  --------     --------



Additions to net assets
attributed to:

 Investment income:
  Interest income          $      4     $      1     $     --     $  1,295
  Dividend income               271           70           --        5,046
  Net appreciation
   (depreciation)
   in fair value of
   investments (Note 3)         176           --           --        9,675
                           --------     --------     --------     --------
                                451           71           --       16,016
 Contributions:
  Rollovers                     208           50           --        2,612
  Participants                  368           96           --        6,931
  Loans                         (33)          (2)         463           --
  Employer                       --           --           --        2,152
                           --------     --------     --------     --------
                                543          144          463       11,695

                           --------     --------     --------     --------
   Total Additions              994          215          463       27,711

Deductions from net assets attributed to:

 Withdrawals and
  distributions (Note 1)       (178)        (100)          --       (5,679)
 Administrative
  expenses                       (1)          (1)          --          (44)
                           --------     --------     --------     --------

   Total Deductions            (179)        (101)          --       (5,723)
                           --------     --------     --------     --------
Net increase (decrease)
 prior to interfund
 transfers                      815          114          463       21,988

 Fund transfers                 351          (79)          --           --

                           --------     --------     --------     --------
Net increase (decrease)       1,166           35          463       21,988

Net assets available for
benefits:
 Beginning of year            2,063          914          909       79,105

                           --------     --------     --------     --------
 End of year               $  3,229     $    949     $  1,372     $101,093
                           ========     ========     ========     ========




                 See accompanying notes to financial statements

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



1. Plan Description

The following brief description of the Houghton Mifflin 401(k) Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Houghton Mifflin 401(k) Savings Plan, formerly known as the Houghton Mifflin Retirement Savings Plan, is a defined contribution plan adopted as of January 1, 1981, and amended July 1, 1995 and 1997. It is a long-term savings and investment program to which Houghton Mifflin Company ("the Company") and its employees contribute. The Plan was designed to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

In connection with the acquisition of Computer Adaptive Technologies, Inc. by Houghton Mifflin Company on July 21, 1998, approximately $92,000 of the assets and the participants' equity balances of the retained employees, which qualified under IRC Section 401(k), transferred to the Plan in 1998.

All administrative expenses are borne by the Plan.

PARTICIPATION

Employees of Houghton Mifflin Company and its subsidiaries who are scheduled to provide 1,000 or more hours of service in the first twelve months after hire are eligible. Employees are not eligible for Company matching contributions until successful completion of one year of eligible service.

VESTING

Each participant is immediately vested in his or her voluntary salary contributions plus the earnings thereon. A participant becomes fully vested in the Company's matching contributions once the contribution has been made.

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



1.  Plan Description - continued

CONTRIBUTIONS

Eligible employees can elect to contribute in total 1% to 15% of their compensation, excluding compensation in excess of $160,000 for 1998 and 1997, and $150,000 for 1996, subject to an annual deferral limit for plans operating under Section 401(k) of the IRC ($10,000 in 1998), to any of the eleven investment options offered by the Plan. Employee contributions are made from participants' wages through payroll deductions. The Company will match an employee's contribution in amounts up to 4 1/2 % of employee compensation, an increase from the 3% that was effective until December 31, 1996. Subject to the above limitations, the Company will match the first 3% of a participant's compensation that is invested in the Houghton Stock Fund on a 100% basis, and for contributions invested in the Houghton Stock Fund above this 3% or on contributions up to 6% invested in the Managed Income Fund and the mutual fund investments, the Company will match on a 50% basis. Company contributions are invested solely in the Houghton Stock Fund. Federal, and in most states, state and local income taxes on these contributions are deferred until the monies are withdrawn from the Plan.

The following table presents the participant directed contributions, including rollovers, for the years ended December 31, 1998 and 1997.

    In thousands of dollars                                  1998          1997
                                                           -------       -------
    Managed Income Fund                                    $   939       $   937
    Houghton Stock Fund                                      3,000         2,561
    The Parnassus Fund                                         334           367
    Fidelity Puritan(R)Fund                                  1,427         1,327
    Fidelity Magellan(R)Fund                                 1,523         1,136
    Fidelity Contrafund                                      1,620         1,522
    Fidelity Investment Grade Bond Fund                        208           134
    Fidelity Asset Manager Fund                                137           312
    Fidelity Asset Manager: Growth Fund                        202           541
    Fidelity Asset Manager: Income Fund                         36            89
    Templeton Foreign Fund I                                   164            41
    The Putnam Fund for Growth and Income                      410            39
    Putnam New Opportunities Fund                              482            26
    Spartan U.S. Equity Index Fund                             491            16
                                                           -------       -------
      Total Participant Directed Contributions,
          including rollovers                              $10,973       $ 9,048
                                                           =======       =======

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



1.  Plan Description - continued

LOANS

A participant may obtain a loan against his or her account balance up to 50% of the total aggregate value. Only one loan may be outstanding at a time, and all loans are pre-approved. The minimum amount is established at $500. The maximum outstanding loan balance, including accrued interest, is $50,000. The interest rate on the loan is a fixed rate, based on the prime rate published in the Wall Street Journal on the first business day of the calendar quarter in which the loan commences. Loans are amortized on a straight-line basis over the term of the loan, must be repaid in installments, at a minimum quarterly, and must be repaid in total within five years. The payments can be made by after-tax payroll deductions.

TRUSTEE

Effective December 1, 1994, the Plan is administered under the terms of a Trust Agreement with Fidelity Management Trust Company ("Fidelity"). The Plan's Trust Agreement conforms to guidelines for salary reduction plans under Section 401(k) of the Internal Revenue Code. Prior to December 1, 1994, the Plan was administered under a trust agreement with State Street Bank and Trust.

Under the Trust Agreements, the Company remits contributions directly to the Trustee, which the trustee must invest as directed by the participants. The Trustee has discretionary authority, subject to certain limitations as specified in the agreement, for the purchase and sale of investments. The Trustee holds temporary cash reserves in short-term funds until the individual fund investments can be made.

BENEFIT PAYMENTS

Upon retirement or termination, distribution of account balances may be made as follows: (1) a lump-sum payment of shares of Company stock and/or cash, (2) extended cash payments over a period not to exceed 20 years, (3) periodic payment of any amount until age 70 1/2, at which time another option must be elected. Retiring or terminating members under the age of 65 who have over $5,000 in the Plan may elect to defer payment of their account balance until a later date. Members may make early withdrawals under certain limited conditions as set forth in the Plan.

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998


1. Plan Description - continued

PLAN AMENDMENT OR TERMINATION

While the Company currently intends to continue the Plan, it reserves the right to amend, change or terminate the Plan at any time. In the event of termination, all interest will be distributed to the participants or will continue to be administered by the Plan committee and later distributed in a manner approved by the Internal Revenue Service.

INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 6, 1997, that the Plan and the related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Retirement Committee believes the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

SUBSEQUENT EVENT

In February 1999, the Retirement Committee voted that the Plan's Parnassus Fund investment option be replaced by the Domini Social Equity Fund, and that the Berger Small Cap Value Fund be added as an additional investment option for the 1999 plan year.


2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. The supplemental schedules have been prepared to satisfy the reporting and disclosure requirements of ERISA.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

In 1996, the Company adopted Statement of Position (SOP) No. 94-4, "Reporting of Investment Contracts Held By Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which was issued by the American Institute of Certified Public Accountants in 1995. The

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



2. Summary of Significant Accounting Policies - continued

BASIS OF PRESENTATION - continued

adoption of SOP 94-4 has not had a material impact on the Plan's financial position or its results of operations.

PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contributions, employer contributions, and an allocation of Plan earnings. Net investment income is allocated to participants based upon the ratio each participant's share bears to the respective fund. The approximate number of participants in each of the investment programs is as follows:


                                                   DECEMBER 31,
                                             1998               1997
                                             -----              -----
Managed Income Fund                            986              1,026
Houghton Stock Fund                          2,837              2,672
Mutual Fund Investments                      5,144              5,075


INVESTMENTS

Investments in group annuity contracts with insurance companies are valued at cost plus accumulated interest, which approximates fair value. Investments in the mutual funds are carried at fair value determined by the number of units held by the Plan and the current value of each unit based upon quotations obtained from national securities exchanges on the last day of the Plan year. The State Street Bank and Trust Short-Term Income Fund and/or the FMTC Institutional Money Market are valued at their redemption prices, which approximate fair value. Purchases and sales of securities are recorded on the trade date of the related transactions.

Dividend income is recognized on the ex-dividend date and interest income is recorded as earned. All dividend and interest income is reinvested in the respective funds.

The Plan added four new fund investment options effective October 1, 1997 (Templeton Foreign Fund I, The Putnam Fund for Growth and Income, Putnam New Opportunities Fund, and Spartan U.S. Equity Index Fund), increasing the total number of funds from ten to fourteen. Also, effective on October 1, 1997 was the closing of the Fidelity Asset Manager Fund, Fidelity Asset Manager: Income Fund and Fidelity Asset Manager: Growth Fund to new contributions and transfers. On October 1, 1998, these three funds were removed from the Plan, and all investments in these funds were automatically transferred to the Fidelity Puritan Fund.

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



2. Summary of Significant Accounting Policies - continued

INVESTMENTS - continued

Common stock of Houghton Mifflin Company is valued at the closing price on the last day of the Plan year as stated on the New York Stock Exchange. Effective September 15, 1997, the valuation method for the Houghton Stock Fund was changed to the share method from the unitized method.


3. Investments

A brief description of the Plan funds and investment options is provided below:

MANAGED INCOME FUND, principally invests in pools and individual insurance contracts, and other fixed income investments. The investments held by the fund consist of the following:

     Group Annuity Insurance Contracts - Investments in insurance contracts that guarantee a specific rate of return on the invested capital over the life of the contract.

     Fidelity Managed Income Portfolio - This investment seeks preservation of capital and a competitive level of income over time. Investments are high quality investment contracts with variable and fixed rates that have maturities between one and seven years.

     FMTC Institutional Money Market - A short-term money market fund.

HOUGHTON STOCK FUND is invested in Houghton Mifflin Company common stock that is either purchased by the fund or contributed by Houghton Mifflin Company. A small portion is invested in cash equivalents for liquidity purposes.

MUTUAL FUND INVESTMENTS provide for investment in various mutual funds, which include a bond fund, asset allocation funds, and aggressive growth funds, all of which may directly or indirectly invest in equity investments. Five of the mutual fund options are managed by Fidelity Investments (R), a company affiliated with the Trustee, Fidelity Management Trust Company.

     The Parnassus Fund - This fund invests primarily in the equity securities of companies that are socially conscious, and believed to be undervalued, or fallen out of favor. The Parnassus Fund is managed by Parnassus Financial Management.

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



3. Investments - continued

MUTUAL FUND INVESTMENTS - continued

     Fidelity Puritan (R) Fund - This is a balanced fund that seeks current income and some capital appreciation. The portfolio principally invests in stocks and bonds.

     Fidelity Magellan (R) Fund - This fund seeks long-term capital appreciation through investment in common stocks and convertible securities of U.S. companies. The fund diversifies investments among a variety of industries and sectors within the market.

     Fidelity Contrafund - This is a fund which seeks capital appreciation by investing in equity securities which are believed to be undervalued.

     Fidelity Investment-Grade Bond Fund - This fund seeks to provide a high rate of income consistent with reasonable investment risk and capital appreciation where appropriate. The underlying investments consist of investment-grade debt securities rated Baa or higher by Moody's Investor Service, Inc., or at least BBB by Standard & Poor's Corporation. The fund may also invest in preferred stocks.

     Fidelity Asset Manager(TM) Fund - This mutual fund seeks high total return with reduced risk over the long-term. The investment portfolio consists of domestic and foreign stocks, bonds and short-term instruments of U.S. and foreign issuers.

     Fidelity Asset Manager: Growth Fund - This mutual fund seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments.

     Fidelity Asset Manager: Income Fund - This fund seeks a high level of current income by maintaining a diversified portfolio of stock, bonds, short-term instruments, and other investments.

     Templeton Foreign Fund I - This fund is a growth mutual fund that invests internationally, primarily in common stocks, and seeks long term capital growth. Foreign investments involve greater risk and may offer greater potential returns than U.S. investments.

     The Putnam Fund for Growth and Income - This fund seeks capital growth and current income, primarily investing in common stocks that offer potential for capital growth, current income, or both. The fund may also invest up to 20% of its assets in Foreign securities, which involve greater risk.

     Putnam New Opportunities Fund - This mutual fund is an aggressive growth mutual fund that invests primarily in the common stock of emerging industry groups. Such investments increase the risk of greater price fluctuations.

     Spartan U.S. Equity Index Fund - This mutual fund is a growth and income mutual fund, which primarily invests in S&P 500 companies and other securities that are based on the value of the Index, as opposed to a strategy of selecting attractive stocks.

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



3. Investments - continued

Investments held by the Plan at December 31, 1998 and 1997 are summarized as follows:

All amounts are presented in thousands of dollars, except shares and units.

                                                 1998                1997
                                           -----------------   -----------------
                                                      MARKET              MARKET
                                            COST      VALUE     COST      VALUE
                                           -------   -------   -------   -------

MANAGED INCOME FUND:

Aetna, group annuity contract,
 4.60%, maturity date 7/2/99               $   151   $   151   $   307   $   307
                                           -------   -------   -------   -------
 Total group annuity contracts                 151       151       307       307
                                           -------   -------   -------   -------
FMTC Institutional Money Market
 (563,503 shares in 1998 and 422,182
 shares in 1997)                               564       564       422       422
Fidelity Managed Income Portfolio
 (19,655,896 units in 1998 and
 18,374,731 units in 1997)                  19,656    19,656    18,375    18,375
                                           -------   -------   -------   -------
Total                                       20,371    20,371    19,104    19,104

Houghton Stock Fund (1,487,944
 shares in 1998 and 1,353,674 units
 in 1997)                                   31,631    70,305    25,214    51,947

MUTUAL FUND INVESTMENTS:

The Parnassus Fund (53,040 shares
 in 1998 and 63,989 shares in 1997)          1,896     1,922     2,373     2,287
Fidelity Puritan (R) Fund (1,277,149
 shares in 1998 and 1,024,825
 shares in 1997)                            21,791    25,632    16,781    19,861
Fidelity Magellan (R) Fund (125,712
 shares in 1998 and 114,489 shares
 in 1997)                                   10,922    15,189     9,187    10,908
Fidelity Contrafund (340,341 shares
 in 1998 and 320,307 shares in
 1997)                                      14,401    19,328    12,631    14,936
Fidelity Investment-Grade Bond
 (347,271 shares in 1998 and
 217,403 shares in 1997)                     2,513     2,566     1,544     1,583
Fidelity Asset Manager (TM)
 (126,929 shares in 1997)                       --        --     1,990     2,329

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



3. Investments - continued

All amounts are presented in thousands of dollars, except shares and units.

                                                 1998                1997
                                          ------------------  ------------------
                                                     MARKET              MARKET
                                            COST     VALUE      COST     VALUE
                                          --------  --------  --------  --------

MUTUAL FUND INVESTMENTS (continued)

Fidelity Asset Manager: Growth
 (202,609 shares in 1997)                       --        --     3,142     3,744
Fidelity Asset Manager: Income
 (59,664 shares in 1997)                        --        --       661       727
Templeton Foreign Fund I (116,805
 shares in 1998 and 61,266 shares
 in 1997)                                    1,169       980       686       610
The Putnam Fund for Growth and
 Income (88,396 shares in 1998
 and 20,812 shares in 1997)                  1,828     1,811       440       407
Putnam New Opportunities Fund
 (49,289 shares in 1998 and 13,360
 shares in 1997)                             2,539     2,880       657       650
Spartan U.S. Equity Index Fund
 (66,578 shares in 1998 and 16,405
 shares in 1997)                             2,506     2,927       569       574
                                          --------  --------  --------  --------
Total                                       59,565    73,235    50,661    58,616

Loans Receivable                             1,725     1,725     1,460     1,460
                                          --------  --------  --------  --------
Total Plan Investments                    $113,292  $165,636  $ 96,439  $131,127
                                          ========  ========  ========  ========

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



3. Investments - continued

The fair market value of individual investments that represent 5% or more of the Plan's Participants' net assets as of December 31, 1998, and 1997 are as follows:

All amounts are in thousands of dollars,
 except shares and units.                                 1998          1997
                                                         -------       -------

Fidelity Managed Income Portfolio (19,655,896
 units in 1998 and 18,374,731 units in 1997)             $19,656       $18,375
Houghton Mifflin Company Common Stock (1,487,944
 shares in 1998 and 1,353,674 shares in 1997)             70,305        51,947
Fidelity Puritan(R)Fund (1,277,149 shares in 1998
 and 1,024,825 shares in 1997)                            25,632        19,861
Fidelity Magellan(R)Fund (125,712 shares in 1998
 and 114,489 shares in 1997)                              15,189        10,908
Fidelity Contrafund (340,341 shares in 1998 and
 320,307 shares in 1997)                                  19,328        14,936

During 1998 and 1997, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows: (all amounts are in thousands)

                                                  Year ended December 31,
                                                 ------------------------
                                                   1998            1997
                                                 --------        --------

     Managed Income Fund                         $    (14)       $    (19)
     Houghton Stock Fund                           13,869          13,390
     Parnassus Fund                                   (10)            (79)
     Puritan Fund                                   1,276           1,983
     Magellan Fund                                  3,027           1,520
     Contrafund                                     3,144           1,271
     Investment Grade Bond                             24              33
     Asset Manager                                     19             285
     Asset Manager Growth                             105             531
     Asset Manager Income                              15              50
     Templeton Foreign I                             (160)            (79)
     The Putnam Fund for Growth and Income             20             (48)
     Putnam New Opportunities Fund                    342             (22)
     Spartan U.S. Equity Fund                         420             (10)
                                                 ========        ========
          Net change in fair value               $ 22,077        $ 18,806
                                                 ========        ========

                      Houghton Mifflin 401(k) Savings Plan

                         Notes to Financial Statements

                               December 31, 1998



3. Investments - continued

The Plan routinely purchases and sells common stock of the Plan's sponsor, Houghton Mifflin Company, a party-in-interest. During 1998, the Plan had purchases of 301,090 shares of the stock for $10,111,202 and sales of 166,820 units for $5,586,972. During 1997, the Plan had purchases of 453,499 units of the stock for $7,442,914 and sales of 261,033 units for $4,833,295.

Plan investments include mutual funds which are administered by Fidelity. Fidelity is the Plan's trustee and, therefore, these transactions qualify as party-in-interest transactions.

There were no other party-in-interest transactions which were prohibited by ERISA Section 406 and for which there is no statutory exemption.


4. Year 2000 Issues (Unaudited)

The Plan sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data procession systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 ready. The Plan sponsor currently expects the project to be substantially complete during 1999. Costs related to the Year 2000 project will be primarily borne by the Plan sponsor and third party service providers. The Plan sponsor does not expect this project to have significant effect on Plan operations.

                             SUPPLEMENTAL SCHEDULES

                      Houghton Mifflin 401(k) Savings Plan

                             Supplemental Schedules

           Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998



Name of plan sponsor:  Houghton Mifflin Company
Employer Identification number:  04-1456030
Three-digit plan number:  003

In thousands of dollars, except shares and unit amounts


                                             Description of Investment,
                                             Including Rate of Interest and               Current
Identity of Issue                            Maturity Date                       Cost      Value
-----------------------------------------    ------------------------------    -------    -------
Aetna Insurance Company                      Guaranteed group annuity
                                             contract, 4.60%, maturity
                                             date 7/2/99                       $   151    $   151

FMTC Institutional Money Market*             563,503 shares                        564        564

Fidelity Managed Income Fund*                19,655,896 units                   19,656     19,656
                                                                               -------    -------
                                                                                20,371     20,371

Houghton Mifflin Company*
 Common Stock                                1,487,944 shares                   31,631     70,305

The Parnassus Fund                           53,040 shares                       1,896      1,922

Fidelity Puritan(R) Fund*                    1,277,149 shares                   21,791     25,632

Fidelity Magellan(R) Fund*                   125,712 shares                     10,922     15,189

Fidelity Contrafund*                         340,341 shares                     14,401     19,328

Fidelity Investment-Grade Bond Fund*         347,271 shares                      2,513      2,566

Templeton Foreign Fund I                     116,805 shares                      1,169        980

The Putnam Fund for Growth and Income        88,396 shares                       1,828      1,811


* Indicates party-in-interest to the Plan.

                      Houghton Mifflin 401(k) Savings Plan

                             Supplemental Schedules


     Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - continued

                                DECEMBER 31, 1998

In thousands of dollars, except shares and unit amounts


                                             Description of Investment,
                                             Including Rate of Interest and               Current
Identity of Issue                            Maturity Date                       Cost      Value
-----------------------------------------    ------------------------------    --------   --------
The Putnam New Opportunities Fund            49,289 shares                        2,539      2,880

Spartan U.S. Equity Index Fund               66,578 shares                        2,506      2,927
                                                                               --------   --------
                                                                                 59,565     73,235

Loans Receivable                             Loans receivable from Plan
                                             participants at various
                                             maturities and various interest
                                             rates                                1,725      1,725
                                                                               --------   --------
TOTAL                                                                          $113,292   $165,636
                                                                               ========   ========


* Indicates party-in-interest to the Plan.

                      Houghton Mifflin 401(k) Savings Plan

                              Supplemental Schedule

                     Item 27d - Reportable Transactions (a)

                          Year Ended December 31, 1998


CATEGORY (iii)

Series of transactions within the plan year that exceeded 5% of value of net assets available for benefits:


                                                                                       Current Value
                                   No. of                                               of Asset on
 Identity of       Description     Trans-       Purchase      Selling      Cost of      Transaction
Party Involved      of Issues      actions       Price         Price        Asset           Date       Gain/(Loss)
--------------  ----------------   -------    -----------    ---------   -----------   -------------   -----------
Houghton*       Houghton Stock       239      $10,111,202          N/A   $10,111,202    $10,111,202           N/A
Mifflin Co.     Fund                 215              N/A   $5,586,972   $ 3,693,992    $ 5,586,972    $1,892,980

Fidelity*       Fidelity Puritan     227      $ 8,267,231          N/A   $ 8,267,231    $ 8,267,231           N/A
                Fund                 175              N/A   $3,771,751   $ 3,258,162    $ 3,771,751    $  513,589

Fidelity*       Fidelity             217      $ 4,644,342          N/A   $ 4,644,342    $ 4,644,342           N/A
                Contrafund           162              N/A   $3,401,069   $ 2,875,095    $ 3,401,069    $  525,974

Fidelity*       FMTC
                Institutional        133      $ 6,839,239          N/A   $ 6,839,239    $ 6,839,239           N/A
                Money Market         195              N/A   $6,734,133   $ 6,734,133    $ 6,734,133    $       --


(a) Reportable transactions are defined as any single transaction or series of transactions involving an amount in excess of 5% of the fair value of the Plan's assets as of the beginning of the year.

*    Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during 1998.

                      Houghton Mifflin 401(k) Savings Plan
                               Index To Exhibits
                                   Item 6(a)

                                                                   Page Number in
Exhibit No.              Description of Document                     This Report
-----------              -----------------------                   --------------
(23)                     Consent of Independent Auditors               25





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